Profit and Loss - 2025

folksy foods llc
January-December, 2025

DISTRIBUTION ACCOUNT	TOTAL
Income	
Channel sales	
Square sales	542.15
Total for Channel sales	**$542.15**
Sales	11,039.09
Sales of Product Income	1,868.00
Services	5.00
Services (9)	-0.78
Total for Income	**$13,453.46**
Cost of Goods Sold	
Cost of goods sold	$6,905.34
Supplies & materials	6,423.04
Total for Cost of goods sold	**$13,328.38**
Total for Cost of Goods Sold	**$13,328.38**
Gross Profit	**$125.08**
Expenses	
Advertising & marketing	121.40
Building & property rent	11,000.00
Business licences	2,340.00
Contract labor	17,822.70
Employee benefits	
Worker's compensation insurance	65.14
Total for Employee benefits	**$65.14**
General business expenses	$7,664.73
Bank fees & service charges	1,138.16
Uniforms	101.90
Total for General business expenses	**$8,904.79**
Insurance	
Business insurance	3,104.75
Total for Insurance	**$3,104.75**
Interest paid	
Business loan interest	101.40
Total for Interest paid	**$101.40**
Meals	$6,567.28
Meals with clients	523.37
Total for Meals	**$7,090.65**
Office expenses	-$0.17
Merchant account fees	748.58
Office supplies	85.50
Shipping & postage	76.25
Small tools and equipment	77.63
Software & apps	642.86
Total for Office expenses	**$1,630.65**
propane	399.70

DISTRIBUTION ACCOUNT	TOTAL
Repairs & maintenance	595.36
Supplies	
Supplies & materials	486.20
Total for Supplies	**$486.20**
Taxes paid	221.62
towel service	50.00
Travel	407.60
Utilities	
Internet & TV services	284.97
Phone service	144.68
Total for Utilities	**$429.65**
Total for Expenses	**$54,771.61**
Net Operating Income	**-$54,646.53**
Other Income	
funding	150.00
Other income	$124,185.92
Interest earned	36.25
Total for Other income	**$124,222.17**
refund	1,169.82
Total for Other Income	**$125,541.99**
Other Expenses	
Vehicle expenses	
Vehicle gas & fuel	308.82
Vehicle repairs	480.00
Vehicle wash & road services	85.00
Total for Vehicle expenses	**$873.82**
Total for Other Expenses	**$873.82**
Net Other Income	**$124,668.17**
Net Income	**$70,021.64**

Balance Sheet - 2025

folksy foods llc

As of December 31, 2025

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
BASIC BUSINESS CHECKING - 2	943.58
BUSINESS GO SAVINGS - 2	8,014.80
BUSINESS MONEY MARKET - 2	90.45
BUSINESS PRIME SHARE - 2	5.00
Strange-bird (7416) - 1	-564.21
Total for Bank Accounts	**$8,489.62**
Accounts Receivable	
Accounts Receivable (A/R)	5.00
Total for Accounts Receivable	**$5.00**
Other Current Assets	
Inventory	71.37
Total for Other Current Assets	**$71.37**
Total for Current Assets	**$8,565.99**
Fixed Assets	
Tools, machinery, and equipment	56,685.35
Total for Fixed Assets	**$56,685.35**
Total for Assets	**$65,251.34**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Lines of credit	-4,324.76
Total for Other Current Liabilities	**-$4,324.76**
Total for Current Liabilities	**-$4,324.76**
Total for Liabilities	**-$4,324.76**
Equity	
Opening balance equity	-10.00
Personal expenses	-290.54
Personal healthcare	-145.00
Retained Earnings	
Net Income	70,021.64
Total for Equity	**$69,576.10**
Total for Liabilities and Equity	**$65,251.34**

Statement of Cash Flows - 2025

folksy foods llc
January-December, 2025

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	70,021.64
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-5.00
Inventory	-71.37
Lines of credit	-4,324.76
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$4,401.13**
Net cash provided by operating activities	**$65,620.51**
INVESTING ACTIVITIES	
Tools, machinery, and equipment	-56,685.35
Net cash provided by investing activities	**-$56,685.35**
FINANCING ACTIVITIES	
Opening balance equity	-10.00
Personal expenses	-290.54
Personal healthcare	-145.00
Net cash provided by financing activities	**-$445.54**
NET CASH INCREASE FOR PERIOD	**$8,489.62**
Cash at beginning of period	**$0.00**
CASH AT END OF PERIOD	**$8,489.62**